REG TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED December 17, 2007

The following discussion of the results of operations of the Company for the quarter ended October 31, 2007, and in comparison to the same period of the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the periods ended April 30, 2007 and 2006.

Overall Performance

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by Reg Technologies, Inc. excluding the U.S. rights that are licensed to REGI U.S., Inc. Since no marketable product has yet been developed, we have not received any revenues from operations.

As at October 31, 2007, the Company has a working capital deficit of $72,135 as compared to working capital of $328,193 as at April 30, 2007. For the six months ended October 31, 2007, the Company realized a net loss of ($394,212) or ($0.02) per share, as compared to net income of $190,518 or $0.01 per share for the six months ended October 31, 2006.

Selected Interim Information

The following information is derived from our interim financial statements for the six month period ended October 31, 2007 and 2006, and the most recently completed financial year ended April 30, 2007:

	Six Months Ended October 31, 2007	Six Months Ended October 31, 2006	Year Ended April 30, 2007
Net sales or total revenues	$nil	$nil	$nil
Net income or (loss) - per share, basic - per share, diluted	(394,212)	190,518	(519,698)
	(0.02)	0.01	(0.02)
	(0.02)	0.01	(0.02)

Total assets	98,872	664,855	424,876
Total long-term financial liabilities	$ nil	$ nil	$nil
Cash dividends declared per share	$ nil	$ nil	$nil

Results of Operations

The following discussion should be read in conjunction with the Interim Consolidated Financial Statements and Notes thereto included elsewhere herein. The Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP.

The Company is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by Reg

Technologies, Inc. a Canadian public company, which owns 6.1 million shares (directly and indirectly) of REGI U.S., Inc. (a U.S. public company). REGI U.S., Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at October 31, 2007 Rand Energy Group Inc. owes Reg Technologies $1,966,217 (April 30, 2006 - $2,609,079) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

The Company’s direct investment in REGI U.S. Inc., together with its 51% ownership in Rand Energy Group Inc., gives it control over 6,139,416 shares of REGI U.S. Inc., which shares had a value of approximately US$6,201,000 as of September 26, 2007. The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.

Results of Operations for the six months ended October 31, 2007 (“2007”) as compared to the six months ended October 31, 2006 (“2006”)

The Company had consolidated net loss of $394,212 in 2007 as compared to consolidated net income of $190,518 in 2006. This increase in net loss is mainly due to the fact that the Company had an increase in general and administrative expenses and non-controlling interest, with a decreased gain on sale of subsidiary’s shares. Gain on sale of subsidiary’s shares decreased by $520,180 to $69,852 in 2007 from $590,032 in 2006. Gain on issue by subsidiary of its own shares outside the consolidated group increased by $146,680 from $23,584 in 2006 to $170,534 in 2007. General and administrative expenses increased by $680,901 to $1,171,866 in 2007 from $560,965 in 2006. Non-controlling interest increased by $432,925 from $170,454 in 2006 to $603,379 in 2007. This net increase is a result of increased activities in the Company. Advertising increased by $48,103 to $97,233 in 2007 from $49,130 in 2006. Consulting fees increased by $34,004 to $47,105 in 2007 compared to $13,101 in 2006. Wages increased by $67,555 from $37,047 in 2006 to $104,602 in 2007. Stock-based compensation for 2007 was $231,084 compared to $19,471 in 2006. Travel and promotion increased to $102,543 in 2007 from $5,688 in 2006.

Financing Activities

The Company’s cash position as at October 31, 2007 was $10,397. The Company plans to raise funds further through REGI U.S., Inc. equity financings and through the sale of REGI U.S., Inc. shares on the open market. During the six months ended October 31, 2007, REGI U.S., Inc. issued 611,950 units at US$1.00 per unit for proceeds of US$570,662, net commissions of US$41,288. Each unit consists of one share of common stock and one warrant. Each warrant will enable the investor to purchase one additional share at an exercise price of US$1.50 per share for a period of five years. REGI U.S., Inc. also issued 96,000 common shares upon the exercise of options and warrants for cash proceeds of US$83,375.

During the quarter ended October 31, 2007, the Company issued no shares.

Nature of the Company’s Operations

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by REGI as to the U.S. rights and Reg Technologies, Inc. as to the world wide rights excluding the U.S. rights. Since no marketable product has yet been developed, we have not received any revenues from operations.

The RC/DC Engine is based upon the Original Engine patented in 1983. Brian Cherry, a former officer and director of the Company, has done additional development work on the Original Engine that resulted in significant changes and improvements for which the U.S. patent has been issued and assigned to us. We believe the RC/DC Engine offers important simplification from the basic Original Engine, which will make it easier to manufacture and will also allow it to operate more efficiently.

Based upon testing work performed by independent organizations on prototype models, we believe that the RC/DC Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the RC/DC Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications.

To date, several prototypes of the RC/DC Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the RC/DC Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the RC/DC Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

We have built prototypes for these products including air pumps for fuel cell applications and air conditioning compressors. Our strategy is to develop engines and compressors for low to medium horsepower applications, then apply the Technology to larger applications. We plan to license the Technology or enter into joint venture arrangements for other specific applications. The licensee or joint venture partners will then provide funding for research and development of the specific applications.

Two prototype engines were built in 1993 and 1994 by the WVURC to run on gasoline. Testing on these prototypes suggested that the concept is fundamentally sound and that with a program of engine review, design, testing and development, a technically successful range of engines can be developed. The current prototype design for the diesel engine was designed by a consortium made up of Alliant Techsystems (formerly Hercules Aerospace Company) ("Alliant"), WVURC and us. Alliant was involved in the design and development including drawings for the RC/DC diesel engine. In addition Alliant performed extensive analysis on the diesel engine including bearings, cooling, leakage, rotor, vanes, housing, vane tip heating, geometry and combustion. This engine was designed as a general-purpose power plant for military and commercial applications. A prototype of the diesel engine has been assembled and tested.

On November 3, 2004 we announced that the Canadian Patent was issued for the Rand Cam™ Rotary Engine effective October 5, 2004. The term of the patent is twenty years from the date of the filing on December 11, 1992.

On November 29, 2004, we announced that a world wide license agreement, excluding the rights for the United States of America that are held by REGI U.S., Inc. for the Rand Cam™ technology has been successfully completed with Rand Energy Group Inc. Reg Technologies, Inc., our parent company, has agreed to pay a 5% net profit interest and make annual payments of $50,000. Reg Technologies, Inc. will be responsible for 50% of the costs for development and production of the Rand Cam™ technology.

The worldwide patents cover Canada and several countries in Europe, namely, Germany, France, Great Britain, and Italy. Reg Technologies, Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars.

On April 19, 2005 we announced that successful combustion tests were completed with Rand Cam™ Engine new vane design using gasoline fuel. The series of tests took place at SNK’s facilities in Richmond B. C. with starter speed of up to 490 RPM, utilizing a unique vane design that does not require vane tip seals.

On November 30, 2005, we announced that the modifications for the 42 H.P. diesel engine had been completed by Ebco Industries Ltd. This version includes six additional cam designs with a special coating to ensure durability, which will be tested for diesel, gasoline, hydrogen, pump and compressor applications.

On January 24, 2006, we announced that several continuous successful combustion tests at 245 RPM were completed on the new version of the Rand Cam™ Engine.

On February 14, 2006, we announced that the 125 H.P. RadMax™ engine had been received by REGI U.S., Inc. from Radian Milparts and will be tested by our rotary engine specialist.

On March 28, 2006 we announced that the final modifications that were successfully implemented on the 42 H.P. Rand Can are currently being completed for the 125 H.P. version of the RadMax engine.

On May 1, 2006 we amounted that the fuel cell components being built by Anuvu on behalf of the Company are in the final cutting and assembly stages.

On June 20, 2006 we announced that the final modifications for the 125 H.P. version of the RadMax™ engine have been completed and an extensive testing program will commence immediately.

On October 3, 2006 we announced that preliminary tests had been successfully completed on the RadMax™ engine. The next phase to be implemented will be the completion of an operating engine.

On January 30, 2007 we announced RadMax™ product development status and outlined the next testing steps.

On July 9, 2007 we announced successful RadMax™ pump tests results.

On July 17, 2007 we announced RadMax™ prototype compressor fabrication is underway.

On October 18, 2007 we announced the completion of a prototype, proof-of-concept pump suitable for supporting demonstration to potential customers. It proves performance that a RadMax™ Pump is a positive displacement device, capable of processing approximately twice its internal volume each revolution

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
		$	Per Share	Diluted per share
October 31, 2007	$nil	(332,545)	(0.01)	(0.01)
July 31, 2007	$nil	(61,667)	–	–
April 30, 2007	$nil	(389,788)	(0.02)	(0.02)
January 31, 2007	$nil	(320,428)	(0.01)	(0.01)
October 31, 2006	$nil	(236,760)	(0.01)	(0.01)
July 31, 2006	$nil	427,278	0.02	0.02
April 30, 2006	$nil	(286,930)	(0.01)	(0.01)
January 31, 2006	$nil	240,261	0.01	0.01

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our subsidiary REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also directly owns 3,320,000 shares of REGI U.S., Inc. with a value of US $3.85 million at October 31, 2007. During the six months ended October 31, 2007, REGI U.S., Inc. issued 611,950 units at US$1.00 per unit for proceeds of US$570,662, net commissions of US$41,288. Each unit consists of one share of common stock and one warrant. Each warrant will enable the investor to purchase one additional share at an exercise price of US$1.50 per share for a period of five years. REGI U.S., Inc. also issued 96,000 common shares upon the exercise of options and warrants for cash proceeds of $83,375 and a further 18,000 common shares upon the exercise of options at US$1.30 per share for services rendered.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

During the quarter ended October 31, 2007, we financed our operations and received $556,848 by:

(i)	net advances from companies affiliated with the President of the Company in the amount of $113,733. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	issuing shares by our subsidiary for $413,519;
(iii)	receiving subscriptions by our subsidiary for common stock for $29,596.

During the six months ended October 31, 2007, we used cash in the amount of $866,306 on operating activities as compared to $591,799 for the same period last year. We also generated cash of $34,988 from investing activities through the sale of our subsidiary’s shares in the open market for proceeds of $36,325, offset by the purchase of $1,337 of equipment.

Our cash position has decreased to $10,397 at October 31, 2007 as compared to $294,463 at April 30, 2007.

Related Party Transactions

The Company shares office space, staff and service providers with a number of private and public companies with several directors in common. The amounts owed by related parties, totalling $10,397 (April 30, 2007 - $58,420) are unsecured, non-interest bearing and due on demand. These parties are related due either parties acting as officers or directors of the Company or due to the President of the Company controlling or significantly influencing the related companies. The Company incurred the following related party transactions:

[a]

During the six-month period ended October 31, 2007, fees in the aggregate of $28,907 for legal services have been paid to a professional law firm in which a partner of the firm is an officer and director of the Company.

[b]	During the six-month period ended October 31, 2007, rent of $6,222 was paid to a company having common officers and directors.

[c]	During the six month-period ended October 31, 2007, project management fees of $15,703 were paid to a company having common officers and directors.

[d]

During the six-month period ended October 31, 2007, administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totalling $32,378 for services rendered.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosures concerning the Company’s research and development costs, deferred development costs and general and administrative expenses are provided as follows:

During the quarter ended October 31, 2007, the Company incurred the following for a total of $44,998:

(i)	prototype design and construction for $12,051;
(ii)	project overhead for $50,734

Outstanding Share Data

The Company’s authorized share capital consists of:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

There were no Preferred shares nor Class A non-voting shares issued and outstanding. As at October 31, 2007, there are 24,160,181 common shares issued and outstanding of which 217,422 shares are treasury stock owned by the Company.

Options outstanding at October 31, 2007 are as follows:

Exercise price ($)	Number of Shares

0.30	850,000
0.19	250,000
0.14	25,000

1,125,000

Controls and Procedures

The Company’s management has evaluated the effectiveness of Reg Technologies, Inc.’s disclosure controls and procedures and has concluded that such disclosure controls and procedures are effective for the year ending April 30, 2007. No changes were made in internal controls over financial reporting during the quarter ended October 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com